Filed Pursuant to Rule 433

Registration No. 333-155535

IMPORTANT INFORMATION

JPMorgan Chase & Co. (“JPMorgan”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for any offerings to which these materials relate. Before you invest in any offering of securities by JPMorgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, terms supplement and any other documents that JPMorgan will file with the SEC relating to such offering for more complete information about JPMorgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, JPMorgan, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and terms supplement, if you so request by calling toll-free 866-535-9248.

The information contained in this strategy guide is as of the date specified above, and neither JPMorgan nor any of its affiliates or subsidiaries or their respective directors, officers, employees, representatives, delegates or agents (each a “Relevant Person”) is under any obligation to update such information. This strategy guide has been prepared by the Commodities Investment Group (“CIG”) and is not a product of JPMorgan’s research departments. Opinions expressed herein may differ from the opinions expressed by other areas of JPMorgan, including its research departments.

None of the Relevant Persons makes any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through an investment linked to the JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Index ( “C-IGAR Sigma”). Each Relevant Person hereby expressly disclaims all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this strategy guide and no Relevant Person shall have any liability (direct or indirect, punitive consequential or otherwise) to any person even if notified of the possibility of any such damages. During the course of their normal business, any Relevant Person may enter into or promote, offer or sell financial instruments or investments (structured or otherwise) linked to C-IGAR Sigma, commodities generally or the commodity indices referenced in the synthetic basket underlying C-IGAR Sigma. In addition, any Relevant Person may have, or may have had, interested or positions, or may buy, sell or otherwise trade positions in or relating to C-IGAR Sigma, commodities generally or commodity indices referenced therein, or related derivatives, or may invest or engage in transactions with other persons, or on behalf of such persons relating to these items. Such activity may have an adverse impact on the liquidity of the commodity markets and on the spot prices, forward rates, futures prices and index values referenced by C-IGAR Sigma. In some cases, these activities and transactions may have an adverse affect on the performance of the C-IGAR Sigma strategy. None of the Relevant Persons have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to the Index.

This strategy guide is not intended to provide the full details of the Index and should be regarded as illustrative only. Persons interested in C-IGAR Sigma should refer to The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Synthetic Strategy Rules (the “Strategy Rules”) for a complete description of the C-IGAR Sigma strategy rules and operating methodology. This strategy guide is not intended as a recommendation, offer or solicitation for (i) the purchase or sales of any security or financial instrument or (ii) participation in any transaction. This strategy guide should not be used to evaluate the advantages and disadvantages of any security or financial instrument linked to C-IGAR Sigma or otherwise participating in any transaction referencing C-IGAR Sigma. Such evaluation should be made solely on the basis of the information contained in the relevant terms supplement and product supplement (the “Offering Documents”) when available. Those Offering Documents will contains the terms of any security and will supersede all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials, including this strategy guide. All persons should conduct their own investigations and consult with their own professional advisors when evaluating this strategy guide without reliance on any Relevant Person. None of the Relevant Persons is a fiduciary or advisor to any person interested in obtaining exposure to C-IGAR Sigma.

C-IGAR Sigma represents a synthetic portfolio of various sub-indices, with each sub-index providing exposure to exchange traded futures contracts related to a specific commodity. There is no actual portfolio of assets to which any person is entitled or in which any person has an ownership interest. C-IGAR Sigma merely identifies certain hypothetical trading positions, the performance of which will be used as a reference point for the purposes of calculating the performance of the C-IGAR Sigma strategy.

Any “back-testing” information provided herein is illustrative only and derived from proprietary models based on certain data (which may not correspond with the data that a third party would use to back-test C-IGAR Sigma) and on certain assumptions and estimates (not all of which may be specified herein and which are subject to change without notice). The results obtained from different models, assumptions, estimates and/or data may be materially different from the results presented herein, and such “back-testing” information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing C-IGAR Sigma described herein. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical levels provided herein. The Relevant Persons expressly disclaim any responsibility for (i) the accuracy or completeness of the models, assumptions, estimates and data used in deriving the “back- testing” information, (ii) any errors or omissions in computing or disseminating the “back-testing” information, and (iii) any uses to which the “back-testing” information may be put by any recipient of such information.

Any historical composite performance records included in this strategy guide are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the component indices underlying C-IGAR Sigma. No representation is being made that C-IGAR Sigma will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record of the combination of those underlying elements subsequently achieved.

Standard & Poor’s Disclaimer

The JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Index is not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. Standard & Poor’s makes no representation or warranty, express or implied, of the ability of the Standard & Poor’s Goldman Sachs Commodity Index Excess Return (the “S&P GSCITM”) or any component sub-index to track general commodity market performance or any segment thereof respectively. Standard & Poor’s’ only relationship to JPMorgan (in such capacity, the “Licensee”) is the licensing of the S&P GSCITM and any component sub-indices, all of which are determined, composed and calculated by Standard & Poor’s without regard to the Licensee or the index. Standard & Poor’s has no obligation to take the needs of the Licensee or the index into consideration in determining, composing or calculating the S&P GSCITM or any component sub-index. The S&P GSCITM and the component sub-indices thereof are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies.

STANDARD AND POOR’S DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P GSCITM OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. STANDARD AND POOR’S SHALL HAVE NO LIABILIY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTION THEREIN. STANDARD AND POOR’S MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCITM OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED TO LICENSEE. STANDARD AND POOR’S MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P GSCITM OR ANY COMPONENT SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STANDARD AND POOR’S HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

C-IGAR Sigma Disclaimer

Neither J.P. Morgan Securities Ltd. (“JPMSL” and, in its capacity as calculation agent for C-IGAR Sigma, the “C-IGAR Sigma Calculation Agent”) nor any of its Relevant Persons make any representation or warranty, whatsoever, express or implied, as to the results that may be obtained through the use of this strategy guide or C-IGAR Sigma. Each Relevant Person hereby expressly disclaims all warranties of accuracy, completeness, merchantability, or fitness for a particular purpose with respect to any information contained in this strategy guide and no Relevant Person shall have any liability (direct or indirect, special, punitive consequential or otherwise) to any person even if notified of the possibility of any such damages.

The C-IGAR Sigma Calculation Agent is under no obligation to continue the calculation, publication and dissemination of C-IGAR Sigma.

No one may reproduce or disseminate the information contained in this strategy guide without the prior written consent of the C-IGAR Sigma Calculation Agent. This strategy guide is not intended for distribution to, or use by, any person in a jurisdiction where such distribution is prohibited by law or regulation.

Copyright 2009 JPMorgan Chase & Co. All Rights reserved. Additional information is available upon request.

▶ Key Features

JPMorgan Core Commodity Investable Global Asset Rotator Sigma Long-Short Index (“C-IGAR Sigma”):

▶  Provides exposure to the global commodities markets;

▶  Is formulated to capitalize on historic momentum of commodity markets;

▶  References a broad potential universe of up to fourteen (14) single commodity sub-indices;

▶  Provides dynamic long-short exposure to commodities through a synthetic portfolio that is rebalanced monthly pursuant to a non-discretionary, rules-based methodology;

▶  Is designed to replicate a monthly rebalanced synthetic basket that is long single commodity sub-indices that feature consistent positive momentum over the previous twelve (12) months and short consistently poor performing sub-indices over the same time frame to capitalize on both bull and bear markets;

▶  Attempts to control volatility by reducing index exposure in response to periods of high historical volatility in individual commodities markets; and

▶  May serve as a portfolio diversification tool, as hypothetical historical returns have exhibited relatively low correlation to other asset classes.

▶ Product Description

C-IGAR Sigma is a JPMorgan commodity strategy compiles and rebalances a synthetic portfolio of commodity indices in a dynamic basket. A key feature of C-IGAR Sigma is the monthly rotation of exposure to the applicable commodity indices governed by an algorithmic allocation strategy based on momentum investing. The rebalancing methodology seeks to capitalize on positive relative commodity market price trends based on two underlying assumptions:

▶ Commodities that have performed well in the past will likely continue to do so in the future.

▶ A limit on the volatility of underlying constituents helps produce consistent index results.

C-IGAR Sigma is a total return index, which assumes that each dollar invested in the synthetic commodities basket is backed by an equal cash investment in three month treasury bills (“t-bills”).

▶ Methodology

The C-IGAR Sigma selects its constituents from the diverse universe of single commodity sub-indices of the Standard & Poor’s Goldman Sachs Commodity Index Excess Return (the “S&P GSCITM”), with each such sub-index itself comprised of exchange-traded commodity futures contracts (as described under the “Potential Constituents” section). The allocation among the constituents is rebalanced monthly. The strategy synthetically invests in up to fourteen (14) S&P GSCITM sub-indices (up to seven long and up to seven short) based upon:

▶ Absolute historic performance (momentum)

▶ Consistent historic momentum (consistency)

▶ Risk of trend reversals (reversal)

Historical performance data for each constituent is run through the Core Commodity-IGAR Sigma Long- Short algorithms on a monthly basis. The algorithms test each constituent’s performance and consistency. The performance algorithm tests the year-over-year performance for each constituent, and the consistency tests filter out constituents that have not demonstrated consistent positive or negative monthly performance over a one-year period, attributing greater weight to more recent monthly periods. The reversal tests further filter out constituents that, although showing consistent recent increases or decreases, as applicable, in price, have shown a rapid reversal from the previously indicated momentum signal.

Up to seven constituents that are ranked with the strongest positive performance and successfully pass the long consistency and reversal tests are assigned a long-short target weight of one-seventh (1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of one-seventh will apply to

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

  each of the strongest constituents even if their number is less than seven. Up to seven constituents that are ranked with the weakest negative performance (i.e., the weakest performance) and successfully pass the short consistency and reversal tests are assigned a long-short target weight of minus one-seventh (-1/7) in the synthetic portfolio until the next monthly rebalancing. The weighting of minus one-seventh (-1/7) will apply to each of the weakest constituents even if their number is less than seven. The remaining constituents are assigned a weight of zero percent (0%). The commodity exposure of the Core Commodity-IGAR Sigma Long-Short is adjusted by a volatility control factor. The volatility control factor seeks to reduce the volatility of the Core Commodity-IGAR Sigma Long-Short by adjusting downward the exposure to the Index’s commodity constituents. In order to calculate the volatility control factor, the calculation agent references a volatility calculation portfolio, which is the synthetic portfolio of the Index, assuming a volatility control factor of one and a Treasury Bill return of zero and ignoring the impact of limit days. The calculation agent then references the historical volatility of such portfolio over two volatility observation periods, the trailing 21 trading days and the trailing 63 trading days. If the historical volatility of the volatility calculation portfolio over two volatility observation periods is greater than a target volatility of 20% per annum, the exposure to the constituents will be adjusted by a volatility control factor equal to 20% divided by the greater of the historical volatility of the two volatility observation periods, provided that such factor cannot be greater than one. The volatility control factor is adjusted monthly in connection with the rebalancing of the constituents.

▶	Historic Hypothetical Performance

The graph on the following page sets forth the performance of C-IGAR Sigma based on the hypothetical back-tested daily closing values of the index from January 6, 1995 through June 2009 and the historical performance of the C-IGAR Sigma from June 15, 2009 (the date of the inception of C-IGAR Sigma) through November 30, 2009.

Footnotes:

1. “Volatility” measures fluctuation in the observed value or level of a reference asset. Mathematically, volatility is the annualized standard deviation of daily returns.

2. A “Sharpe Ratio” is a risk-adjusted measure used to determine performance per unit of risk. The higher the Sharpe Ratio, the better the risk-adjusted performance. Sharpe Ratio is calculated net of t-bills.

3. “Correlation” is a statistical measure of to what degree price movements in two asset classes are related. The range of possible correlations is between -1 and +1. A result of -1 means a perfect negative (inverse) correlation, +1 means a perfect positive correlation, and 0 means no correlation at all. A positive correlation between two assets means that their market prices tend to move in up and down in tandem. Correlation is calculated based on daily returns.

4. “Beta” measures an asset’s sensitivity to changes in the benchmark. In this case the applicable benchmark is the S&P GSCITM. A beta of 1 indicates that an asset will move with the benchmark, a beta of greater than 1 indicates that the asset is more volatile than the benchmark, and less than 1 is less volatile than the benchmark.

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

Sources: JPMorgan.

Hypothetical monthly performance data is provided for the period January 1995 through June 2009, as the constituents have not traded together in the manner shown in the composite historical replication. Performance data for C-IGAR Sigma was computed by the C-IGAR Sigma Calculation Agent based on backtesting using C-IGAR Sigma algorithms and values of the component sub-indices. The data for the performance of C-IGAR Sigma on this hypothetical chart was calculated on materially the same basis on which the performance of C-IGAR is now calculated, but the number of S&P GSCITM sub-indices, and thus the universe of constituent sub-indices, has changed over time.

All retrospective levels provided above are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate C-IGAR Sigma on a going forward basis, and on the basis of certain assumptions that may not hold during future periods. Although these procedures and assumptions are considered reasonable or necessary, the variations used in producing simulated historical data from those used to calculate C-IGAR Sigma going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein.

Any historical upward or downward trend in the level of C-IGAR Sigma during this period is not an indication that C-IGAR Sigma is more or less likely to increase or decrease at any time during the term of the notes, as past performance of C-IGAR is not a guide to future performance.

“Equally-weighted” refers to the equally-weighted portfolio of all the S&P GSCITM total return sub-indices eligible for inclusion as a potential sub-index constituent in C-IGAR Sigma synthetic portfolio. Data concerning performance of the sub-indices is derived from Bloomberg Financial Markets (“Bloomberg”). We take no responsibility as to the accuracy or completeness of information derived from Bloomberg.

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

▶ Potential Constituents

▶ Strategy Rationale

Commodities prices are volatile and many commodities markets are cyclical. C-IGAR Sigma is designed to track a synthetic (long/short) investment in a rotating basket of sub-indices with positive absolute year-over-year performance and relatively consistent positive (or negative) momentum. C-IGAR Sigma additionally filters out indices that have presented rapid reversals of their previous momentum (whether positive or negative) in the recent past, and attempts to mitigate their volatility to a target level. Although past performance cannot assure future results, this strategy is designed to achieve (long/short) exposure to recent relative outperformers (and/or underperformers) in order to capture potential momentum-related future appreciation (or depreciation, as applicable). The strategy does not synthetically invest in sub-indices with year-over-year negative absolute performance or inconsistent positive (or negative) momentum, or which have displayed a rapid reversal of momentum over the previous month.

C-IGAR Sigma’s momentum-based asset rotation algorithms have attained stronger historical returns than the S&P GSCITM (see “Historic Hypothetical Performance” on the previous page). This is because only sub-indices displaying consistent positive momentum and positive performance are available for inclusion in the synthetic basket. Based on hypothetical historical analysis the JPMorgan commodity strategy yields higher returns and lower volatility than this benchmark commodity index.

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

▶ Correlation with Market Benchmarks

Hypothetical historical analysis shows that C-IGAR Sigma has limited correlation to the major asset classes except commodities

Source: Bloomberg, data from January 1994 to November 2009

Equity global is represented by the MSCI Daily TR Gross World USD®

Equity US is represented by Standard & Poor’s 500 Total Return Index®

Corporate bonds are represented by the JPMorgan Global Aggregate Bond Index -TR Unhedged USD®

Government bonds are represented by JPMorgan Hedged USD GBI Global Index®

Commodities are represented by Standard and Poor’s Goldman Sachs Total Return Commodity Index®

▶ Investment Universe Correlation Matrix

Source: JPMorgan. Information is calculated for the period January 1995 through November 2009 using monthly returns. Performance calculations from and including the first available publication date for each sub-index. Correlation calculations from and including the first available publication date for the most recent sub-index in the pair. Buckets defined as per the Constituents table.

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

▶ Composition of the C-IGAR Sigma

The index breakdown for any month is its composition for each Component Index from the Rebalancing Date of the relevant month to the Rebalancing Date of the following month.

▶ About the Index

The C-IGAR Sigma level is published on Bloomberg under ticker CMDSLSTR <Index> and historical performance is available through the Bloomberg website.

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

▶ Frequently Asked Questions

Who may be interested in this strategy?

C-IGAR Sigma introduces selectivity into a commodity portfolio as it is designed to synthetically allocate only into individual commodities that have shown consistent momentum and positive performance. As an additional feature, C-IGAR Sigma is designed to allow investors to have a tactical long exposure to commodities if the overall commodity market has shown positive performance in the recent past, but a potentially reduced exposure in a persistently bear market.

Can C-IGAR Sigma invest in more than seven (7) constituents? What happens if fewer than seven (7) constituents pass the criteria for inclusion?

C-IGAR Sigma can invest in up to seven (7) constituents in the long leg and seven (7) constituents in the short leg for a total of up to fourteen (14) constituents. Due to the nature of the consistency test, it is impossible for a constituent to simultaneously appear on both legs. In the case that fewer than seven constituents per leg fulfill all criteria for inclusion, the strategy will be less than 100% invested in that leg.

What happens if the one of the S&P GSCI™ sub-indices materially changes?
The C-IGAR Sigma Calculation Agent (J.P. Morgan Securities Ltd.) may determine a successor index or modify the C-IGAR Sigma rules to make such change as it deems appropriate.

What is the inception date for the C-IGAR indices?
The first C-IGAR Index went live on September 15, 2006. Core C-IGAR Sigma Long-Short went live on June 15, 2009

Has the index had a long bias or a short bias since inception?

The rules treat long and short positions symmetrically, so there is no long or short bias in C-IGAR Sigma’s methodology. Based on hypothetical back-testing since 1991, the C-IGAR Sigma strategy would have been net long 107 out of 227 months and net short 120 out of 227 months.

How often has the reversal test affected the C-IGAR Sigma portfolio composition and is there a particular component it has been used on more than other components? How often was the Volatility Control mechanism used?

The mechanism has kicked in on roughly 30% of all months since 1991 (70 out of 227 potential months). The distribution of exclusions/promotions is fairly evenly distributed, with Energy commodities being the most frequently affected.

▶ Aluminium	7	▶ Natural gas	16
▶ Brent Crude	11	▶ Nickel	16
▶ Copper	6	▶ Silver	11
▶ Corn	9	▶ Soybean	7
▶ Gold	7	▶ ULR Gasoline	12
▶ Heating oil	14	▶ Wheat	9
▶ Lead	7	▶ WTI	13

Note: “exclusion” is when the mechanism drops a selected commodity; a “promotion” is when a commodity that would have been excluded on the basis of ranking of performance is included due to the exclusion of a different commodity. The Volatility Control mechanism has kicked in on roughly 40% of all months since 1991 (95 out of 227 potential months).

No assurance can be given that the investment strategy used to construct the C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket or other investments. Past performance of C-IGAR Sigma or certain commodities is not a guide to future performance, and neither JP Morgan nor any of its affiliates make any representation or warranty as to the results that may be obtained through the use of the C-IGAR Sigma strategy.

▶ Risk Factors

An investment in notes linked to C-IGAR Sigma involves significant risks. Investing in such notes is not equivalent to investing directly in the S&P GSCI™ constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCI™ constituent sub-indices, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the product supplement no. 167-A-II dated October 7, 2009.

Commodity prices are characterized by high and unpredictable volatility, which could lead to high and unpredictable volatility in C-IGAR Sigma.

Market prices of the commodity options futures contracts underlying the constituent sub-indices that compose C-IGAR Sigma tend to be highly volatile and may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. Many commodities are also highly cyclical. These factors may affect the level of the constituent sub-indices and the level of C-IGAR Sigma in varying ways, and different factors may cause the value of different commodities included in C-IGAR Sigma, and the commodity futures contracts of their prices, to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the C-IGAR Sigma.

C-IGAR Sigma provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. However, commodities investments may fluctuate independently of stock and bond investments, rendering moderate exposure a method of obtaining overall portfolio diversification.

Because C-IGAR Sigma may include notional short positions, C-IGAR Sigma may be subject to additional risks.

C-IGAR Sigma employs a technique generally known as “long-short” strategy. This means C-IGAR Sigma could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in C-IGAR Sigma may appreciate substantially with an adverse impact on the performance of C-IGAR Sigma.

C-IGAR Sigma lacks an extensive operating history and may perform in unanticipated ways.

C-IGAR Sigma was established on June 15, 2009, and therefore has limited historical performance. Back-testing or similar analysis in respect of C-IGAR Sigma must be considered illustrative only and may be based on estimates or assumptions not used by the C-IGAR Sigma Calculation Agent when determining the C-IGAR Sigma values. The actual future performance of C-IGAR Sigma may bear little relation to its hypothetical and historical returns.

The performance of sub-indices underlying C-IGAR Sigma may offset each other.

C-IGAR Sigma consists of 14 different sub-indices, each of which will be assigned a weight based on the rebalancing algorithm. The algorithm under which the weights for the constituent sub-indices are established and rebalanced allows various constituent sub-indices to be weighted positively or negatively (i.e., a short position could be established for one or more constituent sub- indices) or accorded zero weight. For any period of time, gains attributable to long or short positions in particular constituent sub-indices could be reduced, offset or more than offset by losses attributable to the performance of other constituent sub- indices. Similarly, losses attributable to long or short positions in particular constituent sub-indices could be reduced, offset or more than offset by gains attributable to the performance of other constituent sub-indices.

The weightings of the constituent sub-indices for any monthly period will be based on, among other things, the assumption that past performance can be used as an indicator for future performance. Past performance is not necessarily indicative of future performance, and a reversal in momentum may result in a decline in the constituent sub-index and a decline in the level of C-IGAR Sigma. C-IGAR Sigma is not designed to respond to rapid changes in momentum (or changes in momentum of limited duration).

An investment in the notes carries the risks associated with C-IGAR Sigma momentum investment strategy.

C-IGAR Sigma employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. C-IGAR Sigma strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of C-IGAR Sigma limit exposure to rapidly appreciating sub-indices. This is because C-IGAR Sigma rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index.

No assurance can be given that the investment strategy used to construct C-IGAR Sigma will be successful or that C-IGAR Sigma will outperform any alternative basket that might be constructed from the constituent sub-indices. Furthermore, because the rules of C-IGAR Sigma limit the synthetic portfolio to holding only to sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices.

▶ Risk Factors (continued) and Additional Terms

C-IGAR Sigma may not be successful and may not outperform any alternative strategy that might be employed with respect to the constituent sub-indices.

C-IGAR Sigma follows a proprietary strategy that operates on the basis on pre-determined rules. No assurance can be given that the investment strategy on which C-IGAR Sigma is based will be successful or that C-IGAR Sigma will outperform any alternative strategy that might be employed with respect to the constituent sub-indices.

C-IGAR Sigma may perform poorly during periods characterized by short-term volatility.

C-IGAR Sigma’s strategy is based on momentum investing. Momentum investing strategies are effective at identifying the current market direction in trending markets. However, in non-trending, sideways markets, momentum investment strategies are subject to ‘whipsaws.’ A whipsaw occurs when the market reverses and does the opposite of what is indicated by the trend indicator, resulting in a trading loss during the particular period. Consequently, C-IGAR Sigma may perform poorly in non- trending, “choppy” markets characterized by short-term volatility.

Suspension or disruptions of market trading in the commodity and related futures markets may affect the level of one or more of the constituent sub-indices and thus may adversely affect the level of C-IGAR Sigma.

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price higher than the maximum price or lower than the minimum price. Limit prices may have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could affect the levels of the constituent sub-indices, which in turn may adversely affect the performance of C-IGAR Sigma.

The commodity futures contracts underlying the constituent sub-indices of C-IGAR Sigma are subject to legal and regulatory regimes and changes to such regimes or the occurrence of certain extraordinary events may have an adverse effect on the level of C-IGAR Sigma.

The commodity futures contracts that underlie the constituent sub-indices of C-IGAR Sigma are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could negatively affect the performance of C-IGAR Sigma. Changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the constituent sub-indices of C-IGAR Sigma may result in the C-IGAR Sigma Calculation Agent exercising its discretionary right under Strategy Rules to remove and/or replace constituent sub-indices of C-IGAR Sigma, which may, in turn, have a negative effect on the performance of C-IGAR Sigma strategy. The removal or replacement of constituent sub-indices described above could affect the diversification amongst the constituent sub-indices or the volatility of C-IGAR Sigma notwithstanding the normal diversification and volatility constraints imposed on C-IGAR Sigma by Strategy Rules. In addition, changes to the legal or regulatory regimes applicable to the commodity futures contracts that underlie the constituent sub-indices of C-IGAR Sigma may also result in modifications to the Strategy Rules, which may, in turn, have a negative effect on the performance of C-IGAR Sigma strategy. Furthermore, if an upon the occurrence of legal or regulatory changes that the C-IGAR Sigma Calculation Agent determines have interfered with JPMorgan’s or its affiliates’ ability to hedge obligations in relation to notes linked to C-IGAR Sigma, or if for any other reason JPMorgan or its affiliates are unable to enter into or maintain hedge positions the C-IGAR Sigma Calculation Agent deems necessary to hedge obligations under notes linked to C-IGAR Sigma, the C-IGAR Sigma Calculation Agent may exclude or substitute affected constituent sub-index or sub-indices or accelerate such notes. The exclusion of one or more constituent sub-index may adversely affect the performance of C-IGAR Sigma by restricting the available number of constituent sub-indices that can be referenced. Additionally, the substitution of an affected sub-index will alter C-IGAR Sigma, and such substitution may adversely change the level of C-IGAR Sigma. For example, the substitute constituent sub-index may have a higher volatility or less of a directional bias than the original sub-index.

Higher future prices of the commodity futures contracts constituting the underlying sub-indices relative to their current prices may affect the level of the C-IGAR Sigma.

The potential constituent sub-indices underlying the C-IGAR Sigma strategy are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” The presence of backwardation could adversely affect the value of constituent sub-indices with a short weighting at the time and thus the performance of C-IGAR Sigma. While many of the contracts included in the constituent sub-indices have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. The presence of “contango” in the commodity markets, where the prices are higher in the distant delivery months than in the nearer delivery months, could result in negative “roll yields,” which could adversely affect the value of constituent sub-indices with a long weighting at that time and thus the performance of the C-IGAR Sigma strategy.

▶	Risk Factors (continued) and Additional Terms

Commodity prices may change unpredictably, affecting the level of C-IGAR Sigma in unforeseeable ways.

Trading in commodity futures contracts underlying the constituent sub-indices is speculative and can be extremely volatile. Market prices of the commodities on which such futures contracts are based may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; legal, regulatory and administrative rules (and proposed and actual changes to such rules) applicable to trading in commodity futures contracts; disease; technological developments and changes in interest rates. These factors may affect the level of the constituent sub-indices and, therefore, the level of C-IGAR Sigma in varying and unpredictable ways.

The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of futures contracts and, therefore, the performance of the constituent sub-indices and of C-IGAR Sigma.

Some of the potential constituent sub-indices will be subject to pronounced risks of pricing volatility.

As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities, like those in the energy and industrial metals sectors, have liquid futures contracts that expire every month. Therefore, these contracts are rolled forward every month. Contracts based on certain other commodities, most notably agricultural and livestock products, tend to have only a few contract months each year that trade with substantial liquidity. Thus, these commodities, with related futures contracts that expire infrequently, roll forward less frequently than every month, and can have further pronounced pricing volatility during extended periods of low liquidity. In respect of sub- indices that represent energy, it should be noted that due to the significant level of its continuous consumption, limited reserves, and oil cartel controls, energy commodities are subject to rapid price increases in the event of perceived or actual shortages.

Investment in the C-IGAR Sigma strategy is subject to interest rate risk associated with total return indices.

C-IGAR Sigma is a total return index, which means that it includes an interest component that reflects hypothetical interest earned on the cash deposited as collateral for the purchase of the relevant futures contracts. Because a portion of the performance of C-IGAR Sigma will be based on the t-bill rate, changes in interest rates will affect the performance of C-IGAR Sigma. In general, if interest rates increase, we might expect the level of C-IGAR Sigma to increase, notwithstanding the excess return associated with the selected constituent sub-indices, and, conversely, if the interest rates decrease, we might expect that the level of C-IGAR Sigma may decline because the appreciation of the C-IGAR Sigma level is linked to the t-bill rate.

C-IGAR Sigma is not a fully diversified portfolio.

Diversification is generally considered to reduce the amount of risk associated with generating returns. The results that may be obtained from investing in any security or investment or otherwise participating in any transaction linked to C-IGAR Sigma might well be significantly different from the results that could theoretically be obtained from a direct investment in the constituent sub- indices or any related derivatives. In addition, diversification is generally considered to reduce the amount of risk associated with generating returns, however there can be no assurance that C-IGAR Sigma will be sufficiently diversified at any time to reduce or minimize such risks to any extent.

The C-IGAR Sigma synthetic portfolio will not replicate the components or weightings of the S&P GSCITM Commodity Index.

The synthetic portfolio referenced from time to time by C-IGAR Sigma will consist of between zero and seven long positions and between zero and seven short positions in equally-weighted components. By contrast, the S&P GSCITM seeks to allocate weights based on the relative importance of component commodities within the overall economy. In addition, a portion or even all of C-IGAR Sigma synthetic portfolio could be deemed uninvested in any given month. For example, as of February 1, 2009, the C-IGAR Sigma Long-Short synthetic portfolio contains a long position in one component and short positions in seven components. As a result, C-IGAR Sigma will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.

▶	Risk Factors (continued) and Additional Terms

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will affect the value of notes linked to C-IGAR Sigma. We expect that, generally, the level of the constituent sub-indices and interest rates on any day will affect the value of such notes more than any other single factor. However, you should not expect the value of such notes in the secondary market to vary in proportion to changes in the level of the constituent sub-indices. The value of such notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the volatility in the constituent sub-indices;
•	the time to maturity of such notes;
•	the market price of the physical commodities upon which the futures contracts that compose the constituent sub- indices are based;
•	interest and yield rates in the market generally;
•

economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and

•	our creditworthiness.

Certain calculations and determinations will be made in the sole discretion of the C-IGAR Sigma Calculation Agent.

JPMorgan and its affiliates play a variety of roles in connection with C-IGAR Sigma, and J.P. Morgan Securities Ltd., one of its affiliates, will act as the C-IGAR Sigma Calculation Agent. The C-IGAR Sigma Calculation Agent has responsibility for calculating and publishing the closing levels of C-IGAR Sigma. It is entitled to exercise discretion in relation to C-IGAR Sigma, including but not limited to, the determination of the values to be used in the event of market disruptions that affect its ability to calculate and publish the closing levels of C-IGAR Sigma, its ability to substitute or exclude constituent sub-indices and the interpretation of the rules for valuing C-IGAR Sigma. Although the C-IGAR Sigma Calculation Agent will make all determinations and take all action in relation to C-IGAR Sigma acting in good faith, it should be noted that such discretion could have an impact, positive or negative, on the levels and performance of C-IGAR Sigma. The C-IGAR Sigma Calculation Agent is under no obligation to consider your interests in taking any actions that might affect C-IGAR Sigma.

The reported level of C-IGAR Sigma will include the deduction of a hypothetical replication adjustment factor.

One way in which C-IGAR Sigma differs from a typical index is that its daily reported level includes a deduction of a hypothetical replication adjustment factor, a fee assessed at an annual rate of 0.96% of the aggregate values of its constituent sub-indices. This fee is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of an investment linked to the level of C-IGAR Sigma will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.

▶ Risk Factors (continued) and Additional Terms

Additional Terms Relevant to the Notes

You should read this material together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which notes linked to the C-IGAR Sigma are a part, the JPMorgan Core Commodity Investable Global Asset Rotator Index Sigma Rules dated June 15, 2009 and filed on June 17, 2009, and the more detailed information pertaining to this issuance contained in product supplement no. 167-A-II dated October 7, 2009. In addition, you should read the term sheet and pricing supplement for the notes, which contain specific information regarding the issuance, when those documents become available.

This strategy guide, the prospectus, prospectus supplement and product supplement contain certain terms for the notes and supersede all prior or contemporaneous oral statements and written material concerning the notes. For each specific issuance of notes, we will also issue a term sheet and pricing supplement, which will contain terms for the notes and will also supersede all prior or contemporaneous oral statements and other written material concerning the notes. In the event of any inconsistency between the materials presented here and any such product supplement, term sheet and/or pricing supplement, such product supplement, term sheet and/or pricing supplement will govern.

You should carefully consider, among other things, the matters set forth in “Risk Factors” in product supplement no. 167-A-II dated October 7, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access some of the above-mentioned documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site where our Central Index Key is 19617):

•	Product supplement no. 167-A-II dated October 7, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000089109209003843/e36716-424b2.pdf

•	JPMorgan Core Commodity Investable Global Asset Rotator Sigma Index Rules dated June 15, 2009 and filed on June 17, 2009:

http://www.sec.gov/Archives/edgar/data/19617/000089109209002421/e35705_fwp.pdf

•	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

•	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any appendix) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.